FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                        For the month of November, 2002
                                         --------------


                        Commission File Number 01-13908
                                               --------
                                  AMVESCAP PLC
                        --------------------------------
                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                             Form 20-F  X   Form 40-F
                                      -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No  X
                                 ------    ------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-    N/A
                                    ---------

AMVESCAP PLC
878960
IMMEDIATE RELEASE   5 NOVEMBER 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3552



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)        Name of company                        AMVESCAP PLC

2)        Name of director                       ROBERT GRAHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAME IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                       -

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                                   AS 3 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/ non discretionary

                                  GIFT TO CHARITY

7)        Number of shares/amount of stock           -
          acquired

8)        Percentage of issued class                 -%

9)        Number of shares/amount of                84,000
          Stock disposed

10)       Percentage of issued class                0.01%

11)       Class of security                         ORDINARY SHARES

12)       Price per share                           N/A

13)       Date of transaction                       5 NOVEMBER 2002

14)       Date company informed                     5 NOVEMBER 2002

15)       Total holding following this notification

                                   30,258,221

16)       Total percentage holding of issued class following this notification

                                      3.81%

If a director has been granted options by the company please complete the following boxes

17)       Date of grant                  -

18)       Period during which or date on which exercisable

                                -

19)       Total amount paid (if any) for grant of the option

                                -

20)       Description of shares or debentures involved: class, number

                                -

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.

                                -

22) Total number of shares or debentures over which options held following this notification.

                                -

23)       Any additional information

                                -

24)       Name of contact and telephone number for queries

          ANGELA TULLY
          020 7454 3652

25) Name and signature of authorised company official responsible for making this notification.

          ANGELA TULLY
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of Notification     5 NOVEMBER 2002



                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 5 November, 2002                 By  /s/  ANGELA TULLY
     ----------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary